Stradley Ronon Stevens & Young, LLP
Suite 1601
191 N. Wacker Drive
Chicago, IL 60606-1615
Telephone 312-964-3500
Fax 312-964-3501

MARK R. GREER
312.964.3505
mgreer@stradley.com

August 15, 2023

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

United States Securities and Exchange Commission

Washington, DC 20549

Re:	YieldStreet Prism Fund Inc. (the “Company”)
(File Nos. 333-269567 and 811-23407)
Responses to Comments on Preliminary Proxy Statement on Schedule 14A

Dear Ms. Vroman-Lee:

The following are responses to the comments you conveyed to me via telephone on July 31, 2023, regarding the preliminary proxy statement for the Company that was filed on Schedule 14A (the “Proxy Statement”) with the Securities and Exchange Commission (“SEC”) on July 24, 2023 (SEC Accession No. 0001104659-23-083450). For your convenience, each of your comments, as we understand them, is repeated below with responses immediately following. Defined terms used below have the same meanings as in the Proxy Statement.

1.             Comment:       On page 4, in the section “Information About Voting,” the disclosure states that the Notice of Special Meeting of Stockholders, the proxy cards, the voting instruction form(s) and the Proxy Statement were first made available to stockholders of record on or about August 2, 2023. Please confirm that such date will be changed.

Response:        The Company confirms that the referenced date will be changed in connection with the updating of the Proxy Statement to reflect the actual date that such information is provided to stockholders of record.

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

August 15, 2023

2.             Comment:       On page 6, in the section “Information About Voting,” the disclosure states that “[w]e currently intend to change the name of the Company following the conclusion of the Meeting as part of our approach to improve the Company’s marketing strategy and continued growth.” Please disclose the proposed name change and whether such change will implicate any changes to the investment objective or investment strategy of the Company.

Response:       The Company currently intends, following the meeting of stockholders, to change its name from YieldStreet Prism Fund to Yieldstreet Alternative Income Fund Inc. Upon such change, the Company will inform stockholders via a supplement to its registration statement. There are no proposed changes to the Company’s investment objective or investment strategies in connection with the proposed name change.

3.             Comment:       In the discussion of Proposal 1 on page 8, the disclosures states that “the addition of Prytania as a sub-adviser to the Company will have no impact on the amount of investment management fees that are paid by the Company or its stockholders, because Prytania’s fees will be deducted from the fees that YieldStreet Management receives from the Company pursuant to the Advisory Agreement.” Although the Proxy Statement discloses that the investment management fees paid by the Company will not be impacted by approving Prytania as a subadvisor, please disclose whether total expenses to the Company will be impacted.

Response:       We have revised the disclosure to clarify that total expenses to the Company also will not be impacted.

4.             Comment:       The discussion of Proposal 1 on page 11 contains information on funds that are managed or subadvised by Prytania that have investment objectives and strategies similar to the strategy of the Company. The fee paid to Prytania for one fund in the chart references LIBOR. Please revise to include the new terms for that fund given the discontinuation of LIBOR.

Response:       We have revised the LIBOR reference cited by the staff to clarify the new reference rate for the advisory fee for that fund is the Secured Overnight Financing Rate (“SOFR”). There were no other changes to the management fee for that fund.

5.             Comment:       In the discussion of Proposal 2 on page 15, the disclosure notes that the “management fee to be paid to YieldStreet Management by the Company under the Amendment is identical to the current management fee paid by the Company under the existing Advisory Agreement…”. In this section:

(i) please disclose what is included in management fee;

(ii) please disclose whether total expenses paid by the Company will increase, and, if so, by how much under the proposed Amendment to the Advisory Agreement;

(iii) please disclose how the additional expenses to the Company (which result from the Adviser being reimbursed by the Company for the cost of in-house legal services provided by the Adviser’s in-house legal team to the Adviser for the benefit of the Company) will be reflected in Company’s fee table in is prospectus;

(iv) please disclose if there will be any change to nature or extent of services the Adviser provides to the Company as a result of the Amendment; and

(v) please explain the circumstances prompting this Amendment to the Advisory Agreement.

Response:        The Company notes as follows:

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

August 15, 2023

(i)	The management fee serves as compensation to the Adviser for the services that it provides to the Company, as described in the Advisory Agreement, a copy of which is been included in Exhibit A. The services for which the Adviser receives the management fee are set forth in Section 1(a) of the Advisory Agreement. A representative sample of such services is also set forth in bullet points on page 14 of the Proxy Statement, with a footnote noting that such list is qualified by the text of the Advisory Agreement in Exhibit A. The management fee is described in Section 3(b) of the Advisory Agreement: “For the services rendered under the Advisory Agreement, the management fee is calculated at an annual rate of 1.00% of the average of the Company’s net assets, excluding cash and cash-equivalents, at the end of the two most recently completed calendar quarters, and is payable quarterly in arrears.” Such fee is also described on page 15 of the Proxy Statement.

(ii)	While it is not possible to specifically quantify the amount that total expenses to the Company would change if stockholders approve the Amendment to the Advisory Agreement, management currently does not anticipate that total expenses of the Company will increase. Conversely, management anticipates that the costs associated with legal work to be performed by the Adviser’s in-house team for the benefit of the Company (which would be borne by the Company pursuant to the Amendment) would likely to be less than external legal costs that the Company currently bears, such that the result likely would be an overall reduction in the Company’s legal fees. We note that the Proxy Statement discusses this fact on page 15: “If the Amendment is approved, any time spent by in-house counsel on matters relating to the Company would be tracked using timekeeper software, and the cost of such services would be allocated to the Company based on a discount of the average hourly rates that would be available from external counsel.” Additionally, the Proxy Statement also states: “It is anticipated that the Amendment would make it more feasible for the Adviser to leverage its in-house legal team in a manner designed to result in lower external legal fees being borne by the Company than if such legal work relating to the Company were required to be outsourced entirely to external counsel.” (emphasis added)

(iii)	As noted above, management does not anticipate that the total expenses paid by the Company will increase as a result of the proposed Amendment to the Advisory Agreement. However, to the extent that there are any additional expenses incurred by the Company as a result of the proposed Amendment to the Advisory Agreement, the Company will amend the fee table via a supplement to its Registration Statement to reflect the changes in the “Other Expenses” line item in the fee table.

(iv)	There is no anticipated change to nature or extent of services that the Adviser provides to the Company as a result of the Amendment. We note that, as currently disclosed on page 19 of the Proxy Statement, the Board of the Company considered the impact of the proposed Amendment to the Advisory Agreement and concluded that there would be no change to the nature, extent or quality of the services provided by the Adviser to the Company as a result of the Amendment to the Advisory Agreement.

(v)	As discussed in the Proxy Statement on page 15, management is proposing the Amendment to the Advisory Agreement because it would allow for the Adviser to rely on the experience and expertise of in-house counsel employed by the Adviser to a greater degree where it would be efficient to do so, rather than needing to rely more heavily on external counsel for such legal work. Such a change is anticipated to result in lower external legal fees being borne by the Company than if such legal work relating to the Company were required to be outsourced entirely to external counsel. Based on the above, the Company and the Board believe that this Amendment to the Advisory Agreement is in the best interests of stockholders.

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

August 15, 2023

6.             Comment:       In the discussion of Proposal 2 on page 16, the disclosure states: “Stockholder approval is not required, and is not being requested, with respect to the continuance of the Company’s existing Advisory Agreement.” Please supplementally explain the legal basis for not needing stockholder approval for the continuance of the Company’s existing Advisory Agreement.

Response:       The Advisory Agreement between the Company and the Adviser, dated November 13, 2019, was initially approved by the Board, including a majority of the Independent Directors, prior to the Company’s commencement of operations on March 9, 2020. In accordance with the requirements of Section 15(a)(1) the 1940 Act, the provisions of the Advisory Agreement state that its initial term shall continue for two years from the date of its execution and thereafter shall continue for successive annual periods, provided that such continuance is specifically approved at least annually by the vote of the Board, or by the vote of a majority of the outstanding voting securities of the Company, and the vote of a majority of the Company’s Independent Directors. Pursuant to the terms of the Advisory Agreement and the requirements of Section 15(c) of the 1940 Act, the Board, including the Independent Directors, most recently approved the continuation of the term of the Advisory Agreement for another annual period at a meeting of the Board held on May 15, 2023. As a result, the Company is not seeking approval with respect to the continuance of the Advisory Agreement under its existing terms. The Company is seeking stockholder approval to amend the Advisory Agreement, pursuant to the terms of the Amendment, as set forth in the Proxy Statement. However, as disclosed in the Proxy Statement, the Board’s considerations with respect to the approval of the continuance of the Advisory Agreement was included for context, in order to aid stockholders in their consideration of Proposal 2.

7.             Comment:       On page 33, in the section “Further Information About Voting and the Meeting,” the disclosure states: “The cost of soliciting proxies is borne by the Company.” If proxy solicitors are to be used, please disclose the material terms of the contract, the anticipated costs and who is paying such costs. If no solicitors will be used, please disclose the anticipated costs to the Company for proxy solicitation.

Response:        We confirm that the Company will not be utilizing third-party proxy solicitation firms in connection with the solicitation of proxies for the Meeting. We have revised the disclosure to state the estimated costs ($10,000) that the Company is expected to incur in connection with the Meeting and proxy solicitation.

8.             Comment:       Proposals 1 and 2 are non-routine, while Proposal 3 is routine. On page 33, in the section “Further Information About Voting and the Meeting,” the disclosure explains the impact of broker non-votes on Proposals 1 and 2. The disclosure should explain the effect of any broker non-votes on the proposal to which they relate, which effect will depend on voting standard applicable to that proposal. As such, please also include disclosure about how broker non-votes would impact Proposal 3.

Response:        We have revised the disclosure to clarify the impact of broker non-votes on Proposal 3 – to note that they will be treated as shares that are present for purposes of determining a quorum, but that they will have no effect on Proposal 3, which requires the affirmative vote of a plurality of the votes cast.

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

August 15, 2023

9.             Comment:       On page A-2 of Exhibit A (the Advisory Agreement between the Company and the Adviser), Section 1(a) sets forth the duties of the Adviser. Do any of these provisions include legal services of which the Adviser will be reimbursed? For example, subsection (vi) states that the Adviser shall “perform due diligence on prospective portfolio companies”.  Would such action be charged to the Company given that it could involve legal service? How will the Adviser and Company delineate what is included in the management fee versus what is charged for legal services?

Response:       The proposed Amendment, as set forth in Exhibit C to the Proxy Statement, sets forth the delineation of what is a specific expense to be charged to the Company versus an expense to be incurred by the Adviser in Section 2, noting that all expenses shall be charged to the Adviser except for those stated in Section 2(b). So, by way of example, the subsection (vi) cited by the staff is an expense to be charged to the Company pursuant to the terms of the Advisory Agreement. With respect to expenses to be charged to the Company for legal services, we note the disclosure contained on page 15 of the Proxy Statement states that “any time spent by in-house counsel on matters relating to the Company would be tracked using timekeeper software, and the cost of such services would be allocated to the Company based on a discount of the average hourly rates that would be available from external counsel.”

10.          Comment:        On page A-3 of Exhibit A (the Advisory Agreement between the Company and the Adviser), please update provision 2(a) to carve out legal services in light of Proposal 2 in the proxy statement.

Response:       We note that Exhibit A is a copy of the existing Advisory Agreement between the Company and the Adviser. Exhibit C contains the proposed Amendment to the text of the Advisory Agreement, showing how the Advisory Agreement would be amended if stockholders approve Proposal 2. We note that the text of the Amendment set forth in Exhibit C carves out the costs attributable to the Company by adding the phrase “Except as otherwise provided in Section 2(b) below,” to the text of Section 2(a). Additionally, for further context, we have included a marked copy of the restated Advisory Agreement in Exhibit C to show the revised version with the amended Section 2 should stockholders approve the proposal.

11.           Comment:       Section 2(b) of the Advisory Agreement notes that the Company is responsible for the costs associated with preparing, printing and disseminating proxy materials. As such, please disclose this fact in the proxy statement and state the approximate amount of expenses to be incurred in connection with this proxy statement.

Response:       We note that the section “Further Information About Voting and the Meeting—Solicitation of Proxies” discloses that the Company will bear the cost of soliciting proxies and costs associated with the Meeting. However, we have revised the disclosure at the beginning of the proxy statement, in the “Information About Voting” section, to include similar statements to that effect. In addition, as noted in the response to comment no. 7, we have disclosed in that section the estimated costs that the Company is expected to incur in connection with the Meeting and proxy solicitation.

12.          Comment:        Please identify in Exhibit A the specific amendments to the Advisory Agreement discussed in Proposal 2 so that investors can see those revisions (e.g., using a marked version of the agreement).

Response:       We note that the text of the Amendment, which will revise Section 2 of the Advisory Agreement if stockholders approve Proposal 2, is set forth in Exhibit C of the proxy statement. However, the Company has also included in Exhibit C a marked version of the Advisory Agreement, restated to show the textual changes as a result of the Amendment, should it be approved by Company stockholders.

Ms. Vroman-Lee

U.S. Securities and Exchange Commission

August 15, 2023

13.           Comment:       Please confirm that Proposal 2 (with respect to the Amendment to provide for the Company to bear certain in-house legal expenses incurred by the Adviser) does not also extend to the Company bearing similar expenses incurred by Prytania.

Response:       We confirm that Proposal 2 pertains to an Amendment to the Advisory Agreement between the Company and the Adviser, and has no impact, and does not extend to, the proposed sub-advisory agreement with Prytania.

*        *        *         *

We believe this responds to all of your comments. If you have any questions regarding the matters discussed above, please feel free to call me at 312-964-3505.

Sincerely,

/s/	Mark R. Greer
Mark R. Greer

cc:	Ivor Wolk Sirisha Prasad Sara Tam Paul Kim Nicole Simon Susan Gault-Brown Stephen LaChine